EXHIBIT 4.4

Letter of Engagement

CMA Initials_____

Company Initials_____

January 25, 2022

Michael Hill, CEO

Barrett Evans, President

Bloomios, Inc.

201 W. Montecito St.

Santa Barbara, CA 93101

RE: Engagement for Investor and public relations services.

Dear Michael and Barrett:

Thank you for choosing CMA as your investor and public relations representative. This Letter of Engagement sets forth and memorializes our mutual understanding and agreement (collectively the “Agreement”) between Bloomios, Inc. (the “Company”) and Capital Market Access, LLC (“CMA”) regarding Investor Relations (“IR”) and Public Relations (“PR”) advisory services (collectively the “Services”) to be rendered to the Company by CMA.

This Agreement supersedes and replaces any previous agreement for Services. When countersigned by the Company and CMA (hereafter collectively referred to as the “Parties” or “Party”) in the space provided below, this letter shall serve as the Parties’ Agreement regarding the Services as follows:

1. The Services

The Company hereby engages CMA and CMA hereby agrees to provide the Services to the Company, which shall include but are not limited to timely response by telephone, email or regular mail or by other such means to all inquiries related to the Company from the press, shareholders, investors, analysts and other interested parties. Such response may consist of written materials, such as copies of public announcements, press kits, corporate presentations and profiles, as well as organizing investor and media teleconferences with Company management.

CMA will make reasonable efforts to increase public awareness of the Company by helping to create, organize and supervise the production and dissemination of informational materials, such as Company presentations and corporate profiles, as well as perform outreach and make introductions to potential investors, analysts, capital market institutions, and members of the media.

CMA will also help establish and manage third-party IR- and PR-related services on the Company’s behalf, such as newswire services, regulatory filing services and conference call vendors, and serve when requested as the Company’s IR and PR liaison and spokesperson.

A further listing of the Services to be performed by CMA are incorporated by reference to the “Bloomios Capital Market Access Campaign Proposal,” dated December 30, 2021.

CMA Initials_____

Company Initials_____

2. CMA Non-broker Status

CMA will advise the Company regarding best practices that are typical of investor relations; however, the Parties acknowledge that CMA does not hold any broker-dealer registrations and does not perform legal or investment advisory services and/or advise any person or entity to buy or sell the Company’s stock or other securities.

CMA will serve only as a liaison between the Company and the public and disseminate information only as an intermediary on the Company’s behalf, and CMA undertakes no responsibility to independently corroborate or verify any such information. It is further understood that any of the Company’s offering materials would make it clear that when determining whether to invest, purchasers are relying only upon statements authorized and made by the Company, and such statements are subject to the cautionary limitations set forth in the Company’s offering materials.

3. Base Compensation

In compensation for the Services, the Company agrees to pay CMA a Base Fee of Twelve Thousand Five Hundred U.S. Dollars (USD 12,500) per month for IR and PR Services.

Payment of the Base Fee shall be due at the beginning of each Month and paid by the Company no later than ten (10) days following the end of the Month. CMA will send an invoice for the Base Fee and expenses at the beginning of every month. For any partial first month, CMA will issue an invoice for the pro-rata amount.

At the Company’s option, payment for the Base Fee and Expenses may be provided with the monetization of Fee Shares as discussed in Section 6, below.

4. Performance-Based Compensation

The Company agrees to pay CMA in Shares of the Company’s common stock, adjusted for stock splits, according to the following performance schedule. At the Company’s option, such payment of Shares would be paid first from any available “Fee Shares” provided to CMA as discussed below in Section 6.

Institutional Ownership: For an introduction by CMA that results in the aftermarket purchase by an individual or a firm that represents two and one-half percent (2.5%) or greater of the Company’s total common shares outstanding at the time of this Agreement, CMA earns 20,000 Shares.

Trading Volume: When a 25,000, 50,000 and 100,000 three-month average daily trading volume of the Company’s common stock is achieved, CMA earns 20,000 Shares once per instance.

Research Coverage: When an introduction by CMA results in the initiation of non-paid sell-side equity research coverage of the Company issued by a licensed broker dealer, CMA earns 20,000 Shares.

Options: The Company shall grant CMA stock options (the “Options”) to purchase an aggregate of up to 200,000 common shares of the Company subject to the terms and conditions of an Option agreement to be entered into between the Company and CMA. The Options will have a strike price of Three U.S. Dollars per share (USD $3.00) and vest in four equal tranches on the three-, six-, ninth- and 12-month anniversary of the Effective Date of this Agreement. The options will have a life of three years with a cashless exercise option.

CMA Initials_____

Company Initials_____

5. Expenses

The Company will reimburse CMA for reasonable out-of-pocket expenses incurred in connection with the Services provided to the Company, including but not limited to expenses related to telecommunications; press release newswire services; webcasts; travel (including hotel, airline tickets, ground transportation, and out of pocket expenses); third-party advertising, printing, mail processing; postage and express mail; and production of related materials within thirty (30) days upon CMA submitting to the Company an invoice itemizing such expenses. Interest on any overdue balance owed to CMA by the Company shall accrue at 1.5% per month.

Unless otherwise agreed and approved in writing between CMA and the Company, all such third party and out-of-pocket expenses exceeding Five Hundred Dollars (USD$500) per instance incurred by CMA in performing the Services under this Agreement and not covered by the Base Fee are subject to approval by the Company in advance (see an example expense request form as Addendum “A,” attached). The Company shall have Forty-five (45) days from the date of an invoice to contest any such charges that it believes were not approved, after which time they shall be deemed approved by the Company.

6. Method of Compensation and Use of Fee Shares

The monthly Base Fees and reimbursement for Expenses may be paid to CMA in cash or with restricted shares of the Company’s common stock, hereafter referred to as “Fee Shares.” In the event the Method of Compensation involves Fee Shares, the Company will provide the Fee Shares in the name of CMA in an amount sufficient to cover projected fees and costs as contemporaneously agreed to by the Parties. The Parties agree to an initial amount of Three Hundred Thousand (300,000) Fee Shares to be issued to CMA for this purpose.

The Fee Shares may be issued to CMA prior to registration in reliance on exemptions from registration provided by Section 4(2) of the U.S. Securities Act of 1933 (the “Act”), Regulation D of the Act, and applicable state securities laws. As soon as practicable, the Company may register the restricted Fee Shares by including them in an appropriate registration statement.

CMA would monetize these Fee Shares to cover cash-based fees or expenses once the shares are no longer restricted, such as upon registration or per the Rule 144 holding period (i.e., six months).

Such expenses could include direct and third-party expenses CMA incurs on the Company’s behalf, such as newswire services, travel, printing, conference fees, media buys, third-party advisory and consulting fees as directed by or approved by the Company. CMA may charge a 15% Agency Fee when paying for Company expenses related to third-party services, such as newswire services, advertising, web design, media buys, and outside advisors and consultants.

In the event the monthly Base Fee and reimbursement of Expenses involves the monetization of Fee Shares, CMA would continue to send the Company monthly invoices. Unless objections are made to an invoice within a reasonable length of time, such as two to three weeks from receipt by the Company, sufficient Fee Shares shall be sold by CMA at the prevailing market price to satisfy the cash portion of the invoice. From time-to-time CMA may sell Fee Shares ahead of invoices generated or may delay the sale of Fee Shares in order to accommodate the selling broker or prevailing market conditions.

In regard to the holding period required under SEC Rule 144 before CMA may remove any restrictive legend on the Fee Shares, the Parties agree that any restricted Fee Shares provided to CMA are intended to be fully earned by CMA upon the Effective Date of this Agreement in consideration for securing CMA’s availability to perform the Services defined in the Agreement and through the remaining term of the Agreement, and in consideration of CMA’s acceptance of restricted shares in lieu of cash or the cash equivalent in free-trading shares.

CMA Initials_____

Company Initials_____

In the event the Agreement is terminated earlier or the Company chooses to begin paying fully in cash earlier than the period in which CMA would have otherwise expensed or earned the dollar equivalent of the Fee Shares provided, CMA shall provide a rebate to the Company for the difference between the amounts received from selling the Fee Shares and the amount CMA would have otherwise earned at the time the Company decided to pay in cash or the Agreement terminated. The rebate shall consist of either proceeds from the sale of the Fee Shares or the Shares themselves.

During the course of CMA’s engagement by the Company and at the Company’s sole discretion, the Company may issue additional Fee Shares to CMA sufficient to cover projected annual fees and costs in an amount contemporaneously agreed to by the Parties and under the same terms and conditions as enumerated above.

7.a. Term of Agreement

The Initial Term of this Agreement shall commence as of the Effective Date as indicated below and continue for twelve (12) months, and automatically renew for three (3) month periods thereafter (the “Renewal Term”).

The Company or CMA, at their own discretion, may terminate this Agreement at no less than thirty (30) days prior to the end of the initial Term, Renewal Term or Extension Period with written notice to the other (see below for notification contact information).

Upon request by the Company, CMA shall transfer, assign and make available to the Company or its representatives all property and materials in CMA’s possession or control that belongs to the Company. This would exclude any proprietary information and materials belonging to CMA, such as CMA contact lists, proprietary software and database and related information existing prior to or generated by CMA during the term of this Agreement.

7.b. Opportunity for Term Extension

CMA would like the opportunity to help fund the cost of its engagement under this Agreement. For any introductions of investors made by CMA with whom the Company did not have an existing relationship, and which resulted in an investment in the Company, and in order to secure CMA’s engagement with the Company for the benefit of such investors, the Company agrees to extend the Term of the Agreement (the “Extension Period”) at the rate of one month per Two Hundred and Fifty Thousand Dollars (USD$250,000) of such investment.

The Parties acknowledge that CMA will not earn any remuneration or commission as a result of such introductions, and that CMA would be required to provide the Services as outlined above in order to receive Compensation under this Agreement.

In any event, the maximum of such Extension Period would be limited to 24 months, after such time the Term of the Agreement would return to automatically renewing according to Section 7.a., above.

8. Reporting

CMA plans to have at least tri-weekly ‘synch up’ calls with the Company to review activities, progress, new deliverables and future plans. Also, at the Company’s request, CMA can supply a written report or presentation once per calendar or fiscal quarter regarding the general activities and actions CMA has taken on behalf of the Company, such as for board of director presentations.

CMA Initials_____

Company Initials_____

9. Materials

For the purpose of delivering the Services, the Company will furnish any supplies and materials that CMA may reasonably need regarding the Company, its management, products, financial and business status and plans. The Company represents that to the best of its knowledge any materials or intellectual property provided to CMA are original or the rights to their use are adequately secured and therefore do not infringe upon the intellectual property rights of others.

10. Independent Contractor Status

CMA is acting as an independent contractor, and not as an employee or partner of the Company. As such, neither party has the authority to bind the other, nor make any unauthorized representations on the behalf of the other. Company shall carry no workmen’s compensation insurance or any health or accident insurance to cover CMA. Company shall not pay any contributions to social security, unemployment insurance, Federal or state withholding taxes nor provide any other contributions or benefits that might be expected in an employer-employee relationship.

11. Indemnification

The terms of indemnification are pursuant to Addendum “B”, attached.

12. Confidential Information

CMA will use its best efforts to maintain the confidential nature of the proprietary or confidential information the Company entrusts to it through strict control of its distribution and use. Further, CMA will use its best efforts to guard against any loss to the Company through the failure of CMA or their agents to maintain the confidential nature of such information. “Proprietary” and “confidential information,” for the purpose of this Agreement shall mean any and all information supplied to CMA which is not otherwise available to the public, including information which may be considered “inside information” within the meaning of the U.S. securities laws, rules and regulations.

13. General Provisions

13.1. Governing Law and Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of California. Company and CMA consent to such jurisdiction for the enforcement of this Agreement and matters pertaining to the transaction and activities contemplated herein.

13.2. Dispute Resolution

In the unlikely event of any dispute between the Parties related to or arising out of this Agreement, such dispute shall be resolved by means of binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association before a single arbitrator the California Code of Civil Procedure and California Evidence Code. The Parties hereby waive the right to trial by jury. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitration shall be held in Orange County, California, or such other place as may be agreed upon at the time by the Parties to the arbitration. The Parties waive any objections based on the jurisdiction or venue to the proceedings set forth in this paragraph. All fees and expenses of counsel to each Party shall be initially borne by such Party but the arbitrator shall award the prevailing party reasonable costs and expenses including reasonable attorneys’ fees and expert witness fees. If any Party fails to pay its share of the fees and expenses of the arbitrator when due the other Party may request and the arbitrator shall enter an award by default against the non-paying party unless such fees are paid within ten (10) days after the Party’s request.

CMA Initials_____

Company Initials_____

13.3. Unenforceable Terms

Any provision hereof prohibited by law or unenforceable under the law of any jurisdiction in which such provision is applicable shall adhere to such jurisdiction only be ineffective without affecting any other provision of this Agreement. To the full extent, however, that such applicable law may by waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms, the Parties hereto hereby waive such applicable law knowingly and understanding the effect of such waiver.

13.4. Execution in Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Delivery of an executed signature page of the Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

13.5 Survival

Any accrued rights to payment, any remedies, and all sections of this Agreement that by their nature would survive including, without limitation, indemnification and payment amounts due, shall survive any expiration or termination of this Agreement.

13.6 Waiver

Failure by either party to insist upon strict and complete performance of any or all terms or conditions contained in the Agreement shall not constitute nor be construed as a waiver of that party’s right to enforce such provision or any other provision.

14. Schedule of Standard Expenses

In regard to the aforementioned Expenses CMA may incur on behalf of the Company, the following table sets forth (in U.S. Dollars) a schedule of the anticipated costs for certain items:

Description	Cost
Printing & binding of presentations, profiles, other Company materials:	$0.50 per page (color ink/paper)
Third-party investor databases (i.e., IPREO, Pitchbook)	No charge
Long-distance calling and cellphone charges	No charge
In-person conference or roadshow where CMA is	Cost pro-rated per CMA client
attending as a Company representative:	attending (travel, hotel, food, parking, conference sponsorship fee, etc.)

15. Notices

Any Notice or other communication regarding this agreement shall be made in writing and be delivered personally or by a major delivery service (i.e., FedEx, UPS, etc.), or sent by email or facsimile transmission (provided acknowledgement of its receipt thereof is delivered to the sender), or sent by certified, registered or express U.S. mail, postage prepaid, with receipt confirmation to the address or addresses below:

If to CMA:

Capital Market Access, LLC

25201 Paseo de Alicia. Ste #125

Laguna Hills, CA 6 92563

CMA Initials_____

Company Initials_____

If to the Company:

Bloomios, Inc.

201 W. Montecito St.

Santa Barbara, CA 93101

Or any such address as specified by Notice hereunder.

If the foregoing is agreeable, please indicate your understanding and approval by dating and signing below and returning an original copy to me.

Very truly yours,

CAPITAL MARKET ACCESS, LLC

Signed and Agreed:                                                                                          Date: _________________

Geoffrey C. Plank

Managing Partner

Capital Market Access, LLC

APPROVAL & ACCEPTANCE

READ AND ACCEPTED this ____ day of January 2022, with the Effective Date deemed January ___, 2022 as the date CMA began to provide Services to the Company under this Agreement.

Bloomios, Inc.

Signed: __________________________________________

Name: ___________________________________________ Title: ____________________________

Bloomios, Inc.

201 W. Montecito St.

Santa Barbara, CA 93101

CMA Initials_____

Company Initials_____

CMA COMMUNICATIONS FINANCIAL PUBLIC RELATIONS & COMMUNICATIONS AGREEMENT

ADDENDUM “A”

A copy of this Addendum may be used by the Parties to describe and approve the costs of any additional Services provided by CMA to the Company:

Description	Fee/Expense Amount	One time or Monthly?

APPROVAL AND ACCEPTANCE

READ AND ACCEPTED this                    day of                           20             .

CAPITAL MARKET ACCESS, LLC

Signed: ________________________________________

Name: _________________________________________

Title: __________________________________________

APPROVAL AND ACCEPTANCE

READ AND ACCEPTED this                    day of                          20             .

_________________________________________________

Company Name

Signed: _______________________________________

Name: ________________________________________

Title: _________________________________________

CMA Initials_____

Company Initials_____

Addendum “B” (Indemnification)

In connection with the engagement of Capital Market Access, LLC (the “Agent”) to provide services to Bloomios, Inc. (together with its affiliates and subsidiaries, the “Company”) as set forth in the Agreement between the Company and Agent (the “Agreement”), the Company agrees to indemnify and hold harmless the Agent and its sub-agents, and their affiliates and their respective directors, officers, employees, agents and controlling persons (the Agent and each such person being an “Indemnified Party”) from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from the performance by the Agent of the services contemplated by or the engagement of the Agent pursuant to the Agreement and will promptly reimburse any Indemnified Party for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company.

The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions (i) for any settlement by an Indemnified Party effected without its prior written consent (not to be unreasonably withheld); or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the Indemnified Party’s willful misconduct or recklessness. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of the Agent pursuant to, or the performance by the Agent of the services contemplated by, the Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the Agent’s willful misconduct or recklessness. It is expressly understood that the Company’s obligation to indemnify any loss, claim, damage or liability as incurred remains in full force and effect until such time as a final, non-appealable judgment extinguishes that obligation, at which time the Company may seek recovery from Agent for reimbursement of the sums paid to satisfy the indemnification obligation.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party’s right to be indemnified hereunder, except to the extent that such failure or delay causes actual material harm to the Company, or materially prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party’s own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there are legal defenses available to the Indemnification Party that are not available to the Company, or that there exists a conflict or potential conflict of interest (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or unethical for counsel to the Company to conduct the defense of both parties (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys (and local counsel) representing Indemnified Parties.

If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and the Agent on the other hand, of a Transaction whether or not a Transaction is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and the Agent, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and the Agent of a Transaction as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company in connection with a Transaction bear to the fees paid or to be paid to the Agent under this Agreement.

The Company agrees that without the Agent prior written consent, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (whether or not the Agent or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event that an Indemnified Party is required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse the Agent on a monthly basis for all reasonable expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel. If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, the Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitration award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.